Metai Knights Media Inc



ANNUAL REPORT

600 5th Avenue

New York, NY 10020

0

www.metaiyeknights.com

This Annual Report is dated April 28, 2021.

BUSINESS

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialisation models for the decentralized generation.

It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats.

The saga will use innovative immersive media, gamification, video gaming, behavioural psychology and behaviour and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status.

The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

The company currently produces a graphic novel series called Metaiye Knights which is distributed using a blockchain publishing platform. Episodes from the series are currently distrubuted for free with the option for readers to pay a tip to the series. Future editions will be sold as collectible digital comic books. In parallel we aredeveloping the sereis as a gaming platform and will be using gamification tactics to expand awareness and readership of the series.

metaMe Inc versus Metaiye Knights Media Inc

metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customisation and value creation, privately and safely in a fair and equitable manner.

Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetise data.

Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally.

Both companies have the same core executive team but are otherwise completely separate entities.

metaMe enables people to turn small packets of personal information into cryptographic assets that they can sell or trade to brands in exchange for cash or other things of value. For example a person's age, favourite types of films, music and magazines can be captured as an inofrmation packet that can be sold to brands who wish to understand media consumption for a particular demographic.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $5 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $160.00

Number of Securities Sold: 1,600,000

Use of proceeds: Company Operations

Date: August 30, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

The business can run for 12 months without revenue generation.

Foreseeable major expenses based on projections:

The major expenses will be development and marketing.

Future operational challenges:

Integrating new emergent technologies into a seamless user experience will bring some operational challenges that should smooth out as these new systems mature.

Future challenges related to capital resources:

We may need to raise more capital in the future as the scope and scale of the project increases. As the project grows its capital requirements will increase but this challenges should be mitigated by injections of traditional and non-traditional capital raises in the future.

Future milestones and events:

The proliferation and adoption of blockchain technologies and crypto currencies will have a significant impact on the series. Particularity as open, decentralized gaming and digital collectibles platforms grow in use and popularity the value of Metaiye Knights assets and the platform as a whole will grow with them, increasing revenues.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $4,264.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dele Atanda

Dele Atanda's current primary role is with metaMe Inc. Dele Atanda currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January 01, 2018 - Present

Responsibilities: Strategy, vision, creative direction, narrative shaping, conceptualization, commercialization and strategic oversight. Primary architect of the company's offerings. Shaping the marketing strategy for the company. Overseeing marketing brand development and communications. Dele will be receiving a salary from Metai Knights Media of $100,000 per anum. He is the founder and majority shareholder currently.

Other business experience in the past three years:

Employer: metaMe Inc

Title: Founder and CEO

Dates of Service: August 20, 2018 - Present
Responsibilities: Leadership and general management

Other business experience in the past three years:

Employer: The Internet Foundation

Title: Founder and Chairman

Dates of Service: July 01, 2013 - Present
Responsibilities: Oversight and strategic stewardship

Other business experience in the past three years:

Employer: IBM

Title: Chief Digital Innovation Officer - Auto Aerospace and Defense

Dates of Service: June 26, 2015 - August 17, 2018
Responsibilities: Digital innovation in the automotive, aerospace and defense sector.

Other business experience in the past three years:

Employer: Quantifyle

Title: Founder

Dates of Service: October 16, 2015 - December 22, 2017
Responsibilities: Establishing the company and its mission

Other business experience in the past three years:

Employer: Digitteria

Title: Founder and CEO

Dates of Service: January 12, 2009 - December 23, 2016
Responsibilities: Executive management and development of offerings.

Name: Michael Holstein

Michael Holstein's current primary role is with metaMe Inc. Michael Holstein currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer and CFO

Dates of Service: July 01, 2019 - Present

Responsibilities: Oversee sales, business development, commercialization and investor relations. Michael will not be receiving a salary from Metai Knights Media for the first 12 months or until the venture is cash flow positive but will be receivin1% equity and 0.25% equity per anum on an ongoing basis.

Other business experience in the past three years:

Employer: metaMe Inc

Title: Chief Revenue Officer

Dates of Service: February 04, 2019 - Present
Responsibilities: Oversees business development and investor relations

Other business experience in the past three years:

Employer: CoinRoutes

Title: Partner

Dates of Service: February 01, 2018 - Present
Responsibilities: Business Development, Revenue, financial oversight

Other business experience in the past three years:

Employer: Simple

Title: CEO, Americas

Dates of Service: February 24, 2017 - December 22, 2017
Responsibilities: Executive Management of the Americas Region

Other business experience in the past three years:

Employer: Opal

Title: Sales Manager Financial Services

Dates of Service: August 01, 2016 - February 01, 2017
Responsibilities: Financial services sales team development, management and oversight

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Dele Atanda

Amount and nature of Beneficial ownership: 1,440,000

Percent of class: 90.0

RELATED PARTY TRANSACTIONS

Name of Entity: metaMe Inc

Names of 20% owners: 0

Relationship to Company: Has the same management team

Nature / amount of interest in the transaction: metaMe Inc has the same management company as the issuer.

Material Terms: metaMe Inc is a data management company with a technology that turns people's information into a currency they can own, spend and trust with a new type of asset called an mPod. mPods are smart data objects with ethical standards and policy encoded into them. They allow risk and sensitivity to be measured for specific datasets while removing the need to trust third parties with whom they are shared, as privacy and access rules are enforced by them, by design. mPods allow people and businesses to own, price and exchange their data as property similar to conventional assets like money, stocks or derivatives. They underpin a new decentralized economy of trusted, clean and smart data poised to outperform the centralized data economy as the internet evolves. metaMe uses mPods to give people unprecedented levels of customization and value creation, privately and safely in a fair and equitable manner. Metaiye Knights Media is a media company using blockchain and emergent technologies to power a new kind of story telling. Metaiye Knights Media is focused on developing new creative content and entertainment, metaMe Inc on the other hand is a data company focused on providing new ways to manage and monetize data. Metaiye Knights Media Inc will retain metaMe Inc to function as its technology partner and provide it with the technology platform (specifically a user identity management service for on-boarding and managing users, a crypto wallet for making and receiving payments and for storing digital assets i.e. episodes and other digital assets and blockchain enabled publishing platform for distributing content and automating payments for content globally. Both companies have the same core executive team but are otherwise completely separate entities.

OUR SECURITIES

Our authorized capital stock consists of 5,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020,1,752,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The Company is authorized to issue 5,000,000 of preferred shares at $0.0001 par value. As of December 31, 2019, no preferred shares were issued.

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Metai Knights Media Inc

By   /s/ *Dele Atanda*

     Name: Dele Atanda

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

METAI KNIGHTS MEDIA, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Metai Knights Media, Inc.
New York, NY

We have reviewed the accompanying financial statements of Metai Knights Media, Inc.(the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 23, 2021
Los Angeles, California

METAI KNIGHTS MEDIA, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	4,264	$	136
Restricted cash		22,202		-
Account receivable- net		53,750		-
Total current assets		80,217		136
Total assets	$	80,217	$	136
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable		65,897		-
Total liabilities		**65,897**		**-**
STOCKHOLDERS EQUITY				
Common Stock		175		154
Equity Issuance Costs		(38,933)		-
Additional Paid In Capital (APIC)		414,743		17,264
Retained earnings/(Accumulated Deficit)		(361,666)		(17,282)
Total stockholders' equity		**14,319**		**136**
Total liabilities and stockholders' equity	$	80,217	$	136

See accompanying notes to financial statements.

METAI KNIGHTS MEDIA, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	53,854	-
Cost of goods sold	-	-
Gross profit	53,854	-
Operating expenses		
General and administrative	117,300	7,045
Sales and Marketing	-	10,237
Research and Development	280,937	-
Total operating expenses	398,238	17,282
Operating income/(loss)	(344,384)	(17,282)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(344,384)	(17,282)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(344,384)**	**(17,282)**

METAI KNIGHTS MEDIA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Equity Issuance	Additional Paid In Capital (APIC)	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception (August 30, 2019)	**-**	**$ -**			**$ -**	**$ -**
Net income/(loss)					(17,282)	(17,282)
Issuance of Common Stock	1,538,000	154		17,264		17,418
Balance—December 31, 2019	**1,538,000**	**$ 154**	**$ -**	**$ 17,264**	**$ (17,282)**	**$ 136**
Net income/(loss)					**$ (344,384)**	**$ (344,384)**
Capital raised on Crowdfunding	214,000	$ 21	$ (38,933)	$ 397,479		**$ 358,567**
Balance—December 31, 2020	**1,752,000**	**$ 175.20**	**$ (38,933)**	**$ 414,743**	**$ (361,666)**	**$ 14,319**

See accompanying notes to financial statements.

METAI KNIGHTS MEDIA, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(344,384)	$	(17,282)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Account receivables, net		(53,750)		
Accounts Payable		65,897		
Net cash provided/(used) by operating activities		**(332,237)**		**(17,282)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		17,418
Capital raised on Crowdfunding		358,567		
Net cash provided/(used) by financing activities		**358,567**		**17,418**
Change in cash and restricted cash		26,330		136
Cash and restricted cash —beginning of year		136		-
Cash and restricted cash—end of year	$	**26,466**	$	**136**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		-	$	-

See accompanying notes to financial statements.

METAI KNIGHTS MEDIA , INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1. NATURE OF OPERATIONS

Metai Knights Media Inc., was formed on August 30, 2019 (Inception) in the State of Wyoming. The financial statements of Metai Knights Media Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY.

Metai Knights Media is a new entertainment company developing new ways to tell stories. It uses emergent media and technologies including blockchain, VR, AR and AI to create new entertainment, engagement and commercialization models for the decentralized generation. It's primary property Metaiye Knights is a new multi-format, episodic, cyberpunk saga designed to be experienced in mixed reality, graphic novel, gaming and film formats. The saga will use innovative immersive media, gamification, video gaming, behavioral psychology and behavior and token economics to encourage its target audience of generation z consumers to engage with its narrative, consume its content and share it with their networks to earn rewards and status. The business understands that a new technological and economic literacy is emerging, and that the traditional entertainment, socializing and collectibles industries are ripe for disruption by new technologies like AR, VR, blockchain, AI and digital money. Metai Knights Media has a unique formula to use these tools to create a new media property to lead its category.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Restricted cash

Restricted cash incudes cash deposited on escrow account with Start Engine, Crowdfunding platform.

Income Taxes

Metai Knights Media, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues from direct or licensed sale of our subscriptions to its products and services.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 of common shares at $0.0001 par value. As of December 31, 2020, and December 31, 2019, 1,752,000 and 1,538,000 have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 5,000,000 of preferred shares at $0.0001 par value. As of December 31, 2019, no preferred shares were issued.

4.   DEBT

The company has no debt.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (81,776)	$ (4,321)
Valuation Allowance	81,776	4,321
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	(90,417) $	(4,321)
Valuation Allowance	90,417	4,321
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $361,666, and the Company had state net operating loss ("NOL") carryforwards of approximately $361,666. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 23, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Dele Atanda, Principal Executive Officer of Metai Knights Media Inc, hereby certify that the financial statements of Metai Knights Media Inc included in this Report are true and complete in all material respects.

Dele Atanda

Principal Executive Officer